                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                              THE WMF GROUP, LTD.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   000929289
                                (CUSIP Number)

                            RICHARD A. HIBBARD, ESQ.
                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                              FOUR GATEWAY CENTER
                             NEWARK, NJ 07102-4069
                                (973) 802-7674
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 20, 2000
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


===============================================================================

CUSIP No. 000929289




------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      PRUDENTIAL MORTGAGE CAPITAL ACQUISITION CORP.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A             (a) [_]
 2    GROUP (SEE INSTRUCTIONS)                               (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)
 5                                                               [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER (SEE INSTRUCTIONS)
                     7
     NUMBER OF
                          10,562,115 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          10,562,115 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      10,562,115 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      96.38%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

CUSIP No. 000929289




------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      PRUDENTIAL MORTGAGE CAPITAL COMPANY, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A             (a) [_]
 2    GROUP (SEE INSTRUCTIONS)                               (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)
 5                                                               [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER (SEE INSTRUCTIONS)
                     7
     NUMBER OF
                          10,562,115 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          10,562,115 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      10,562,115 SHARES*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      96.38%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO
------------------------------------------------------------------------------

* Prudential Mortgage Capital Acquisition Corp. is a wholly-owned subsidiary of Prudential Mortgage Capital Company, LLC. Prudential Mortgage Capital Company, LLC is a wholly-owned subsidiary of The Prudential Insurance Company of America.

CUSIP No. 000929289


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A             (a) [_]
 2    GROUP (SEE INSTRUCTIONS)                               (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)
 5                                                               [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEW JERSEY
------------------------------------------------------------------------------
                          SOLE VOTING POWER (SEE INSTRUCTIONS)
                     7
     NUMBER OF
                          10,562,115 SHARES*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          10,562,115 SHARES*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      10,562,115 SHARES*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      96.38%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IC
------------------------------------------------------------------------------

* Prudential Mortgage Capital Acquisition Corp. is a wholly-owned subsidiary of Prudential Mortgage Capital Company, LLC. Prudential Mortgage Capital Company, LLC is a wholly-owned subsidiary of The Prudential Insurance Company of America.

CUSIP No. 000929289



     This Amendment No. 3 amends and supplements the information set forth in
Schedule 13D (Amendment No. 2) (the "Schedule 13D") filed by Prudential Mortgage Capital Acquisition Corp. (the "Purchaser"), Prudential Mortgage Capital Company, LLC (the "Parent") and The Prudential Insurance Company of America on May 23, 2000, with respect to the common stock, par value $.01 per share (the "Shares"), of The WMF Group, Ltd., a Delaware corporation (the "Company"). The principal executive office of the Company is 1593 Spring Hill Road, Suite 400, Vienna, VA 22182-2245. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Tender Offer Statement on Schedule TO (Amendment No. 2) filed by the Purchaser and the Parent, including the Offer to Purchase filed as Exhibit (a)(1)(A) thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The Offer expired at 12:00 midnight, New York City time, on Tuesday, June 20, 2000 (the "Expiration Date"). According to the Depositary, based on a preliminary count, there were validly tendered and not properly withdrawn approximately 10,562,115 Shares, as of the Expiration Date, representing approximately 96.38% of the Shares currently outstanding. On June 21, 2000, the Purchaser accepted for payment all Shares validly tendered in accordance with the Offer.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2000


                                  PRUDENTIAL MORTGAGE CAPITAL ACQUISITION CORP.



                                  By: /s/ Michael B. Jameson
                                      -----------------------------
                                       Name:  Michael B. Jameson
                                       Title: Vice President


                                  PRUDENTIAL MORTGAGE CAPITAL COMPANY, LLC


                                  By: /s/ Michael B. Jameson
                                      -----------------------------
                                       Name:  Michael B. Jameson
                                       Title: Senior Vice President


                                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA


                                  By: /s/ Michael B. Jameson
                                      -----------------------------
                                       Name:  Michael B. Jameson
                                       Title: Vice President